Exhibit 99.(l)(7)

[Harris Associates L.P. Letterhead]

September 1, 2006

Harris Associates Investment Trust
Two North LaSalle Street
Chicago IL 60602

Ladies and Gentlemen:

Harris Associates L.P. (“HALP”) hereby undertakes as follows:

In the interest of limiting the expenses of each of the following classes of series of Harris Associates Investment Trust referred to below (each a “Fund Class”), commencing February 1, 2006, HALP undertakes to reimburse each Fund Class to the extent, but only to the extent, that its annualized expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, and extraordinary charges such as litigation costs, but including fees paid to HALP) exceed the percent set forth opposite the Fund Class of average net assets of the Fund Class through January 31, 2007.

	Class I	Class II
The Oakmark Fund	1.50%	1.75%
The Oakmark Select Fund	1.50%	1.75%
The Oakmark Equity and Income Fund	1.00%	1.25%
The Oakmark Global Fund	1.75%	2.00%
The Oakmark Global Select Fund	1.75%	2.00%
The Oakmark International Fund	2.00%	2.25%
The Oakmark International Small Cap Fund	2.00%	2.25%

The amount of the expense reimbursement to any Fund Class (or any offsetting reimbursement by a Fund Class to HALP) shall be computed on an annual basis, but accrued and paid monthly.

HALP shall also pay all of the organizational expenses of The Oakmark Global Select Fund, including but not limited to initial franchise taxes, registration fees and fees for services rendered prior to the commencement of the initial public offering of shares of the Fund, subject to the right to be reimbursed pursuant to the limitations set forth above.

This undertaking shall be binding upon any successors and assigns of HALP.

Very truly yours,

HARRIS ASSOCIATES L.P.

/s/ John R. Raitt

John R. Raitt
Chief Executive Officer